Exhibit 99.1

News Release

Stantec signs letter of intent to acquire USKH Inc.
Firm brings significant Alaskan, Pacific Northwest presence

EDMONTON, AB; NEW YORK, NY; ANCHORAGE, AK; (May 7, 2014) TSX, NYSE:STN

North American design firm Stantec will grow its presence in the Alaskan and Pacific Northwest markets by acquiring USKH Inc.. Headquartered in Anchorage, AK, USKH is a 130-person multidiscipline design firm founded in 1972, with offices in Alaska, Washington and Montana, including Fairbanks, Juneau, Wasilla, Spokane, Walla Walla, Ferndale and Billings. This transaction is expected to close in June.

"USKH provides us the opportunity to strengthen our ever growing presence in North America while serving new markets in a growing region," said Bob Gomes, Stantec president and chief executive officer. "USKH's strong presence in Alaska will complement our dominant presence in the Canadian North, and enable us to offer our US and Canadian clients a comprehensive suite of services over the entire emerging resource-rich northern areas of North America."

Serving a diverse base of public and private clients, USKH provides fully-integrated architectural, landscape architecture, engineering, environmental, planning, and surveying services. Among the firm's community-driven design projects are the Denali Princess Wilderness Lodge in Alaska's Denali National Park, the Eielson AFB Fitness Center, and the City of Plummer Wastewater Treatment Plant in Idaho. USKH's regional clients include the State of Alaska Department of Transportation and Public Facilities, Municipality of Anchorage, Pangborn Memorial Airport, City of Kodiak, University of Alaska-Fairbanks, Kenai Peninsula Borough, and Fairbanks Gold Mining, Inc., among many others.

"We've worked hard to create an inspiring workplace for our people and deliver exceptional projects for our clients by offering a strong suite of services. Joining Stantec will allow our team members to expand their professional experiences by working with a broader team, while bringing additional expertise to serve existing clients and develop new opportunities," says Tim Vig, USKH president and chief executive officer.

Stantec currently has nearly 6,000 employees working across 140 offices in the United States. The acquisition of USKH, combined with Stantec's intended acquisition of Dallas, Texas-based SHW Group, announced yesterday, represents the addition of more than 400 people to the firm's US operations.

About Stantec

The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work-professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics-begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph. (780) 969-3349 Crystal.Verbeek@stantec.com	USKH Contact Tim Vig USKH President & CEO Ph. (907) 343-5237 TVig@uskh.com

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